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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 00831 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE. 200
(No. and Street)

| SEATTLE | WA | 98109-3031 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN O. NELSON, JR. (206) 682-6261
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN PLLC
(Name – *if individual, state last, first, middle name*)

| 601 UNION ST., STE. 2300 | SEATTLE | WA | 98101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has recorded its investments at historical cost in the accompanying statement of financial condition. These investments, in our opinion, should be recorded at fair value to conform with accounting principles generally accepted in the United States ("GAAP"). The effect of this departure from GAAP is to understate investments by $326,350 (net of tax), and stockholder's equity by the same amount as of December 31, 2002, and to overstate net income by $61,549 (net of tax effect of $31,669) for the year ended December 31, 2002.

In our opinion, except for the effects of recording investments at historical cost instead of at fair values as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 22, 2003

**MARTIN NELSON & CO., INC.**

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

| ASSETS | | |
|---|---|---|
| Cash | $ | 32,005 |
| Cash segregated in compliance with Federal and other regulations | | 6,298 |
| Accounts receivable | | 6,488 |
| Securities held for resale, at fair value | | 25,730 |
| Note receivable | | 3,000 |
| Investments, at cost (fair value, net of deferred tax, is $884,194) | | 557,844 |
| Furniture and equipment, net of accumulated depreciation of $83,135 | | 106,791 |
| | $ | 738,156 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Payable to clearing company | $ | 42,432 |
| Accounts payable and accrued expenses | | 92,743 |
| Federal income tax payable | | 737 |
| | | 135,912 |
| Stockholder's Equity | | |
| Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding | | 14,710 |
| Retained earnings | | 587,534 |
| | | 602,244 |
| | $ | 738,156 |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Organization and Significant Accounting Policies

**Organization**

Martin Nelson & Co., Inc. (the "Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Security transactions are recorded on a settlement date basis which is not materially different than if the transactions were recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

**Securities Held for Resale**

Securities held for resale are common shares of stock and bonds and are carried at fair value. Realized (calculated using the specific identification method) and unrealized gains and losses are reflected in the results of operations for the year.

**Investments**

Investments are various common stocks and are carried at cost. Cost is determined on the specific identification method. Realized (calculated using the specific identification method) gains and losses are reflected in the results of operations for the year. At December 31, 2002, the fair value of investments exceeded the cost basis by $326,350 after considering deferred tax effects of $168,118.

**Furniture and Equipment**

Furniture and equipment are stated at cost and are depreciated using accelerated methods over five to seven years.

### Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. There were no significant temporary differences at December 31, 2002.

The provision for Federal income tax can differ from the statutory rate primarily due to interest income exempt from tax and the dividends received deduction.

### Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal. Segregated cash as discussed in Note 2 is not considered part of cash balances for the purpose of the statement of cash flows.

### Advertising

Advertising costs are expensed as incurred.

## Note 2. Segregated Cash

In accordance with regulations of the SEC, the Company is to maintain special reserve bank accounts for the exclusive benefit of customers. At December 31, 2002, cash in these accounts totaled $6,298 even though no reserve was required.

## Note 3. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

## Note 4. Related Party Transactions

In December 2002, the Company signed a new office lease agreement with a company owned in part by the Company president. The office space is leased on a month-to-month basis. The total rent expense paid to the related party amounted to $8,659 as of December 31, 2002.

## Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2002, the Company had computed net capital of $649,834, which was in excess of the required net capital level by $399,834. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .21 to 1.